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                                               File No. 70-9441



                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                        Amendment No. 2

                               To

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)

                       25 Research Drive
                Westborough, Massachusetts 01582

            (Address of principal executive offices)


                  NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)



John G. Cochrane                       Kirk L. Ramsauer
Vice President and Treasurer           Deputy General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

           (Names and addresses of agents for service)

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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of 1935, File No. 70-9441, is hereby further amended as follows:

1.   Replacing the first paragraph of Item 1 with the following:

     "NEES has entered into an Agreement and Plan of Merger, dated as of December 11, 1998 (the Merger Agreement) with The National Grid Group plc, a public limited company incorporated under the laws of England and Wales (National Grid) and Iosta LLC, a Massachusetts limited liability company which is directly and indirectly wholly owned by National Grid (Iosta). Iosta changed its name to NGG Holdings LLC (NGG Holdings) subsequent to the execution of the Merger Agreement. On the closing date, NGG Holdings would merge with and into NEES (the Merger). National Grid has informed NEES that as soon as possible following the merger closing, National Grid intends to amend the Trust Agreement to permit a merger of NEES into a Massachusetts business corporation. As soon as possible following such amendment, National Grid intends to merge NEES with and into a newly-formed, wholly-owned subsidiary of National Grid, which will be a Massachusetts business corporation. At that time, the separate existence of NEES will cease. On December 14, 1998, NEES and National Grid jointly issued a press release announcing the proposed merger and related information, a copy of which is attached as Exhibit B-2. This proposed merger will require Commission approval under the Act; a separate filing for such approval was filed on March 26, 1999."

2. By replacing the penultimate paragraph in Item 1 (concerning the annual meeting date) to read:

     "NEES proposes to hold its annual meeting on May 3, 1999."

3.   By adding the following paragraph to the end of Item 1:

     "NEES does not currently have an ownership interest in an exempt wholesale generator (EWG) as defined in Section 32 of the Act or a foreign utility company (FUCO) as defined in Section 33 of the Act. Additionally, NEES is not a party to, nor does it have any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES shall comply with the requirements of Rules 53 and 54 of the Act in connection with EWG and FUCO acquisitions and financings."

4.   By supplying the following exhibit:

     F    Opinion of Counsel
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                            SIGNATURE
                            ---------


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to its Application/Declaration on Form U-1 to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND ELECTRIC SYSTEM

                             s/Michael E. Jesanis

                         By: ___________________________
                             Michael E. Jesanis
                             Senior Vice President and
                             Chief Financial Officer





Dated: April 23, 1999



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.